Digital Power Corporation

48430 Lakeview Blvd.

Fremont, CA 94538

November 27, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

Re:	Digital Power Corporation

Registration Statement on Form S-3 (No. 333-221667)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Digital Power Corporation (the “Company”) hereby requests that the effective date of its Registration Statement on Form S-3 (File No. 333-221667) be accelerated so that the same will become effective at 5:00 p.m., Eastern Time, on Wednesday, November 29, 2017, or as soon thereafter as practicable.

If you have any questions regarding this request or the Registration Statement, please call our counsel Daniel B. Eng, of Weintraub Tobin at (415) 772-9608.

Very truly yours,
Digital Power Corporation

By: /s/ Amos Kohn
President and Chief Executive Officer